UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*


                          PETROL OIL AND GAS, INC.
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                              (Name of Issuer)


                       Common Stock, $0.001 par value
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                       (Title of Class of Securities)

                                 716528 10 4
                        -----------------------------
                               (CUSIP Number)


                                 Loren Moll
                           7889 West 154th Street
                        Overland Park, Kansas  66223
                                913-451-6444
        ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                    Received Notices and Communications)

                               October 8, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 716528 10 4                                      Page 2 of 5 Pages
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        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Loren Moll

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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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        3      SEC USE ONLY

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        4      SOURCE OF FUNDS*
               Not applicable
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        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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        6      CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.

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NUMBER OF                  (7)    SOLE VOTING POWER             3,100,000
SHARES
BENEFICIALLY               (8)    SHARED VOTING POWER                   0
OWNED BYEACH REPORTING     (9)    SOLE DISPOSITIVE POWER        3,100,000
PERSON WITH
                          (10)   SHARED DISPOSITIVE POWER               0

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        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               3,100,000

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        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]
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        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               27%

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        14     TYPE OF REPORTING PERSON*
               (IN)INDIVIDUAL
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

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CUSIP No. 716528 10 4                                      Page 3 of 5 Pages
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                            EXPLANATORY STATEMENT

     This filing (the "Filing") pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on
Schedule 13D filed by Loren Moll ("Mr. Moll"), the "Reporting Person" with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Petrol Oil and Gas, Inc., a Nevada corporation (the "Issuer") or ("Petrol"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

     This filing is for the purpose of reporting open market transactions involving the sales, transfers and intended purchases of Common Stock by the Reporting Person. The filing of this report is not, and should not be and admission that such report is required to be filed.

ITEM 1.  SECURITY AND ISSUER

     This  statement  relates  to  Common Stock  of  Petrol.   The  principal
executive office of Petrol is located at 6265 S. Stevenson Way, Las Vegas, Nevada 89120.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  The Reporting Person is Loren Moll.

     (b) Mr. Moll's address is 7889 West 154th Street, Overland Park, Kansas 66223.

     (c)  Mr. Moll's principal occupation and business address is Attorney-at-
          Law.   Caldwell & Moll LC - 11903 West 119th Street, Overland Park,
          Kansas 66210

     (d) Mr. Moll has not been convicted in a criminal proceeding during the last five years.

     (e) Mr. Moll, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Moll is a citizen of the United States of America and a resident of the State of Kansas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Moll received 3,100,000 shares as a liquidating dividend from Petrol Energy, Inc., a now dissolved Nevada corporation. See Item 4 below for a further description of the transaction.

ITEM 4.  PURPOSE OF TRANSACTION

     On August 19, 2002, Petrol (then known as Euro Technology Outfitters) executed an Asset Purchase Agreement with Petrol Energy, Inc., a private Nevada corporation, whereby Petrol issued 10,918,300 shares of its restricted common stock in exchange for certain assets and liabilities of Petrol Energy.

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CUSIP No. 716528 10 4                                      Page 4 of 5 Pages
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     On September 20, 2002, Petrol Energy, Inc. dissolved and distributed the
10,918,300 shares of Petrol Common Stock to its current stockholders as a liquidating dividend on a pro rata basis. Mr. Moll received 3,100,000 of the distributed shares of Petrol Oil & Gas.

     At this time, Mr. Moll has no current plans or proposals which, other than as expressly set forth below, would relate to or would result in:

     (a) the acquisition by any person of additional securities of Petrol, or the disposition of securities of Petrol;

     (b)  an   extraordinary  corporate  transaction,  such  as   a   merger,
          reorganization or liquidation, involving Petrol;

     (c)  a sale or transfer of a material amount of assets of Petrol;

     (d) any change in the present board of directors of Petrol, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of Petrol;

     (f) any other material change in Petrol's business or corporate structure;

     (g) changes in Petrol's charter or bylaws or other actions which may impede the acquisition of control of Petrol by any person;

     (h) causing a class of securities of Petrol to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of Petrol becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
     (a) Mr. Moll beneficially owns 3,100,000 shares of Petrol's common stock. The 3,100,000 shares represent approximately 27% of Petrol's common stock based on 11,568,300 shares of common stock outstanding on September 5, 2002, as reported in Petrol's Form 8-K filed on September 5, 2002.

     (b)  (i)    Sole Power to Vote or Direct the Vote:
                 3,100,000 shares of Common Stock

          (ii)   Shared Power to Vote or Direct the Vote:
                 0 shares

          (iii)  Sole Power to Dispose or Direct the Disposition:
                 3,100,000 shares of Common Stock

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CUSIP No. 716528 10 4                                      Page 5 of 5 Pages
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          (iv) Shared Power to Dispose or Direct the Disposition:
               0 shares

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     NONE.

Item 7  EXHIBITS

     N/A

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 22, 2002                 By:/s/ Loren Moll
                                           Loren Moll